UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TELLURIAN INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87968A104

(CUSIP Number)

Isabelle Salhorgne

General Counsel – Gas, Power & Renewables

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copies to:

Glen J. Hettinger

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201

214-855-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87968A104

1	NAMES OF REPORTING PERSONS: TOTAL S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 45,999,999
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 45,999,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 45,999,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1	NAMES OF REPORTING PERSONS: TOTAL Delaware, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 45,999,999
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 45,999,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 45,999,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Tellurian Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1201 Louisiana Street, Suite 3100, Houston, Texas 77002.

Item 2.	Identity and Background

(a)	Name

This Schedule 13D is filed by:

(i)	TOTAL S.A., a société anonyme organized under the laws of the Republic of France (“Total Holdings”); and

(ii)	TOTAL Delaware, Inc., a Delaware corporation (“Total Delaware” and, together with Total Holdings, the “Reporting Persons”).

Attached as Schedule A is a list of the Reporting Persons’ directors and executive officers.

(b)	Residence or Business Address

The address of the principal business and principal office of Total Holdings is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

The address of the principal business and principal office of Total Delaware is 1201 Louisiana Street, Suite 1800, Houston, Texas 77002.

The business address of each of the directors and officers of the Reporting Persons is set forth in Schedule A.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

Total Holdings, together with its subsidiaries and affiliates, is one of the largest publicly-traded integrated international oil and gas company in the world based on market capitalization. With operations in more than 130 countries, Total Holdings is engaged in every sector of the oil and gas industry, including upstream (hydrocarbon exploration, development and production) and downstream (refining, petrochemicals, specialty chemicals, trading and shipping of crude oil and petroleum products and marketing). Total Holdings also operates in the renewable energies and power generation sectors. The principal occupation of each of its directors and executive officers is to act in the capacity listed on Schedule A.

Total Delaware is an indirect wholly owned subsidiary of Total Holdings and is a holding company for Total Holdings’ businesses that are engaged in industrial, commercial, research and development projects in the energy industry in the United States. The principal occupation of each of its directors and executive officers is to act in the capacity listed on Schedule A.

(d)	Criminal Convictions

During the past five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Total Holdings is a société anonyme organized under the laws of the Republic of France. Total Delaware is a corporation organized under the laws of the State of Delaware. The citizenship of each of the Reporting Persons’ respective directors and executive officers is listed on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration

Total Delaware acquired the 45,999,999 shares of Common Stock being reported on this Schedule 13D (the “Shares”) in connection with the merger (the “Merger”) between Tellurian Investments Inc., a Delaware corporation, and River Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer. Pursuant to the Merger, which was completed on February 10, 2017, each of the 35,384,615 shares of common stock of Tellurian Investments Inc. held by Total Delaware (the “Tellurian Shares”) was cancelled and converted into the right to receive 1.3 shares of Common Stock. Total Delaware acquired the Tellurian Shares on January 3, 2017 for an aggregate purchase price of $206,999,997.75. The funds for the purchase of the Tellurian Shares were obtained from the general working capital of Total Holdings.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes.

From time to time, the Reporting Persons may formulate plans or proposals for, hold discussions with the Issuer’s Board of Directors (the “Board”), the Issuer’s management and stockholders, and other parties about, and reserve the right to explore, or make plans or proposals relating to, transactions, discussions or actions that relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons’ consideration or discussion of any action would be based on their own assessment of various relevant considerations and any subsequent developments affecting the Issuer and its prospects.

The information set forth above under Item 3 is incorporated herein by reference.

On January 3, 2017, pursuant to the common stock purchase agreement (the “SPA”), dated as of December 19, 2016, between Tellurian Investments Inc. and Total Delaware, Total Delaware purchased, and Tellurian Investments Inc. sold and issued to Total Delaware, the Tellurian Shares for an aggregate purchase price of $206,999,997.75. In addition, on January 3, 2017, (i) the Issuer and Total Delaware entered into a guaranty and support agreement (the “Guaranty and Support Agreement”), pursuant to which the Issuer agreed to guarantee to Total Delaware the performance of all of the obligations of Tellurian Investments Inc. in connection with the SPA; and (ii) the Issuer, Total Delaware, Charif Souki, the Souki Family 2016 Trust, and Martin Houston entered into a voting agreement (the “Voting Agreement”), pursuant to which Mr. Souki, the Souki Family 2016 Trust, and Mr. Houston agreed to vote all shares of the Common Stock they own in favor of the appointment of one board designee of Total Delaware to the Board. Jean Jaylet, Vice President, LNG and Economy – Gas, Renewables & Power of Total Holdings, was appointed to the Board as the director designated by Total Delaware.

Under the Guaranty and Support Agreement, promptly following the closing of the Merger, the Issuer and Total Delaware are required to enter into a (i) pre-emptive rights agreement with terms and conditions similar to those contained in the Pre-emptive Rights Agreement entered into between

Tellurian Investments Inc. and Total Delaware, but subject to additional exempted offerings; and (ii) registration rights agreement relating to the Shares Total Delaware received upon the closing of the Merger.

The descriptions of the SPA, Guaranty and Support Agreement and Voting Agreement set forth above do not purport to be complete and are qualified in their entirety by reference to the SPA, Guaranty and Support Agreement and Voting Agreement, copies of which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of the date of this Schedule 13D, the Reporting Persons are the direct beneficial owner of 45,999,999 shares of Common Stock.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 45,999,999 shares of Common Stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D by (ii) 199,382,948 shares of Common Stock outstanding as of February 10, 2017, as set forth in the Registration Statement on Form S-3 of the Issuer filed with the Securities and Exchange Commission on February 10, 2017.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(c) Except for the acquisition of the Shares by Total Delaware in connection with the Merger as described in Item 3 above, which is incorporated by reference herein, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during the past 60 days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the SPA, Guaranty and Support Agreement and Voting Agreement set forth above under Item 4 are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Description

99.1	Common Stock Purchase Agreement, dated as of December 19, 2016, by and between Tellurian Investments Inc. and TOTAL Delaware, Inc. (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed on December 21, 2016).

99.2	Guaranty and Support Agreement, dated as of January 3, 2017, by and between the Issuer and TOTAL Delaware, Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 5, 2017).

99.3	Voting Agreement, dated as of January 3, 2017, by and among the Issuer, Tellurian Investments Inc., TOTAL Delaware, Inc., Charif Souki, the Souki Family 2016 Trust and Martin Houston (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 5, 2017).

99.4	Joint Filing Agreement

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2017		TOTAL S.A.

	By:	/s/ Jean-Pierre Sbraire
	Name:	Jean-Pierre Sbraire
	Title:	Treasurer

TOTAL DELAWARE, INC.

	By:	/s/ Isabelle Kieffer
	Name:	Isabelle Kieffer
	Title:	Vice President

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF TOTAL S.A.

Set forth below are the name and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each director and executive officer of the TOTAL S.A. (“TOTAL S.A.” or “TOTAL”) group of companies. References to the “Group” are to the TOTAL S.A. group of companies. The business address of each of the directors and executive officers is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Except as otherwise noted, positions specified are positions with TOTAL S.A.

Name	Principal Occupation or Employment	Citizenship

Board of Directors

Patrick Pouyanné

Main function: Chairman and Chief Executive Officer of TOTAL S.A.

Chairman and Chief Executive Officer of TOTAL S.A. Director of TOTAL S.A. since May 29, 2015 until 2018. Chairman of the Strategic Committee.

A graduate of École Polytechnique and a Chief Engineer of France’s Corps des Mines, Mr. Pouyanné held, between 1989 and 1996, various administrative positions in the Ministry of Industry and other cabinet positions (technical advisor to the Prime Minister – Édouard Balladur – in the fields of the Environment and Industry from 1993 to 1995, Chief of staff for the Minister for Information and Aerospace Technologies – François Fillon – from 1995 to 1996). In January 1997, he joined TOTAL’s Exploration & Production division, first as Chief Administrative Officer in Angola, before becoming Group representative in Qatar and President of the Exploration and Production subsidiary in that country in 1999. In August 2002, he was appointed President, Finance, Economy and IT for Exploration & Production. In January 2006, he became President, Strategy, Growth and Research in Exploration & Production and was appointed a member of the Group’s Management Committee in May 2006. In March 2011, Mr. Pouyanné was appointed Vice President, Chemicals, and Vice President, Petrochemicals. In January 2012, he became President, Refining & Chemicals and a member of the Group’s Executive Committee. On October 22, 2014, he was appointed Chief Executive Officer of TOTAL. On May 29, 2015, he was appointed by the Annual Shareholders’ Meeting as director of TOTAL S.A. for a three-year term. At its meeting on December 16, 2015, the Board of Directors of TOTAL appointed him as Chairman of the Board of Directors as of December 19, 2015 for the remainder of his term of office as director. Mr. Pouyanné is therefore now Chairman and Chief Executive Officer.

France

Patrick Artus

Main function: Head of the research department and member of the Executive Committee of Natixis

Director of TOTAL S.A. since 2009. Last renewal: May 29, 2015 until 2018. Independent director. Member of the Audit Committee and the Strategic Committee.

A graduate of École Polytechnique, École Nationale de la Statistique et de l’Administration Économique (ENSAE) and Institut d’études politiques de Paris, Mr. Artus began his career at INSEE (the French National Institute for Statistics and Economic Studies) where his work included economic forecasting and modeling. He then worked at the

France

Name	Principal Occupation or Employment	Citizenship

Economics Department of the OECD (1980), later becoming the Head of Research at the ENSAE from 1982 to 1985. He was scientific advisor at the research department of the Banque de France, before joining the Natixis Group as the head of the research department, and has been a member of its Executive Committee since May 2013. He is an associate professor at the University of Paris I, Sorbonne. He is also a member of the Cercle des Économistes.

Patricia Barbizet

Main function: Chief Executive Officer of Artémis

Director of TOTAL S.A. since 2008. Last renewal: May 16, 2014 until 2017. Independent director. Lead Independent Director, Chairwomanof the Governance and Ethics Committee, member of the Compensation Committee and Strategic Committee.

A graduate of École Supérieure de Commerce de Paris in 1976, Ms. Barbizet started her career in the Treasury division of Renault Véhicules Industriels, and then as CFO of Renault Crédit International (1984-1989). In 1989, Ms. Barbizet joined the group of François Pinault as CFO. Then appointed as Deputy Director of Finance and Communication of Pinault-CFAO, she participated, in 1992, in the creation of Artémis, of which she was also appointed CEO. Ms. Barbizet is Vice Chairperson of the Board of Directors of the group Pinault-Printemps-Redoute, which has become Kering in 2013. Ms. Barbizet has been Chairwoman of the Board of Christie’s from 2002 to 2016, and CEO of the auction house from 2014 to 2016, while maintaining her role of Chairwoman. She has served as Director of the Boards of Bouygues, Air France-KLM and PSA Peugeot-Citroën. She has been Chairwoman of the Investment Committee of the Fonds Stratégique d’Investissement (FSI) from 2008 to 2013.

France

Marc Blanc

Main function: TOTAL Group Employee

Director representing employees of TOTAL S.A. as of November 4, 2014 until 2017. Member of the Strategic Committee.

After joining the Group in 1980 as a refinery operator at the Grandpuits Refinery, Mr. Blanc has, since 1983, exercised a number of trade union functions, in particular as Secretary of the European Elf Aquitaine Committee and then at TOTAL S.A. from 1991 to 2005. From 1995 to 1997, he worked as Secretary General of the CFDT Seine-et-Marne trade union for the Chemicals industry (Syndicat Chimie CFDT), and then, from 1997 to 2001, as Deputy Secretary General of the CFDT trade union for the power and Chemicals industries in the Île-de-France region (Syndicat Énergie Chimie, SECIF), where he became Secretary General in 2001 and continued in this role until 2005. Subsequently, from 2005 to 2012, Mr. Blanc acted as Federal Secretary of the CFDT chemical and power industry federation (Fédération Chimie Énergie) where he was responsible first for industrial policy and then for Sustainable Development, Corporate Social Responsibility, international affairs (excluding Europe), and the oil and chemicals sectors. From 2009 to 2014, he was Director of the Chemicals and Power Industry Research and Training Institute (IDEFORCE association) as well as Advisor to the Economic, Social and Environmental Council (Conseil Économique, Social et Environnemental, CESE) where he sat as a member of the Economic and Finance section as well as of the Environment section. In particular, he was responsible for submitting a report on the societal challenges

France

Name	Principal Occupation or Employment	Citizenship

of biodiversity (La biodiversité, relever le défi sociétal) in June 2011, and was the co-author with Alain Bougrain-Dubourg of a follow-up opinion entitled “Acting for Biodiversity” (Agir pour la Biodiversité) submitted in 2013. Mr. Blanc was also a member of the CESE’s temporary Committee on the “annual report on the state of France” in October 2013.

Marie-Christine Coisne-Roquette

Main function: Chairwoman of Sonepar SAS

Director of TOTAL S.A. since 2011. Last renewal: May 16, 2014 until 2017. Independent director. Chairwoman of the Audit Committee and member of the Compensation Committee.

Ms. Coisne-Roquette has a Bachelor’s Degree in English. A lawyer by training, with a French Masters’ in Law and a Specialized Law Certificate from the New York bar, she started a career as an attorney in 1981 at the Paris and New York bars, as an associate of Cabinet Sonier & Associés in Paris. In 1984, she joined the Board of Sonepar as a director and gave up her law career in 1988 to work full time for the family group. As Chairwoman of the family holding company, Colam Entreprendre, and later of the Sonepar Supervisory Board, she consolidated family ownership, reorganized the Group structures and reinforced the shareholders’ Group to sustain its growth strategy. Chairwoman and Chief Executive Officer of Sonepar as of 2002, and then Chairwoman of the Board of Directors, Marie-Christine Coisne-Roquette became Chairwoman of Sonepar SAS on May 27, 2016. At the same time, she heads Colam Entreprendre as its Chairwoman and Chief Executive Officer. Formerly a member of the Young Presidents’ Organization (YPO), she served the MEDEF (France’s main employers’ association) as Executive Committee member for 13 years and was Chairwoman of its Tax Commission from 2005 to 2013. She was a member of the Economic, Social and Environmental Council from 2013 and 2015 and is currently a Director of TOTAL S.A.

France

Paul Desmarais, Jr

Main function: Chairman of the Board & Co-Chief Executive Officer of Power Corporation of Canada

Director of TOTAL S.A. since 2002. Last renewal: May 16, 2014 until 2017.

A graduate of McGill University in Montreal and Institut européen d’administration des affaires (INSEAD) in Fontainebleau, Mr. Desmarais was first appointed as Vice President (1984), and then as President and Chief Operating Officer (1986), Executive Vice Chairman of the Board (1989), Executive Chairman of the Board (1990), Chairman of the Executive Committee (2006) and Executive Co-Chairman of the Board (2008) of Power Financial Corporation, a company he helped found in 1984. Since 1996, he has also served as Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada.

Canada

Maria van der Hoeven

Main function: Independent director

Director of TOTAL S.A. since 2016 until 2019. Independent director.

Ms. van der Hoeven, after a teaching training, was a professor in economic sciences and administration then a

Netherlands

Name	Principal Occupation or Employment	Citizenship

school counselor. She was then Executive Director of the Administrative Center for vocational training for adults in Maastricht for seven years and then Director of the technologic Center of Limbourg. She was member of the Dutch Parliament, served as Minister of Education, Culture and Science from 2002 to 2007, and was Minister of Economic Affairs of the Netherlands from 2007 to 2010. Ms. van der Hoeven then served as Executive Director of the International Energy Agency (IEA) from September 2011 to August 2015. During this period, she contributed to increasing the number of members of the Agency and emphasized the close link between climate and energy policy. In October 2015, Ms. van der Hoeven joined the Board de Trustees of Rocky Mountain Institute (USA) and in September 2016, member of the supervisory board of Innogy SE (Germany).

Anne-Marie Idrac

Main function: Chairwoman of the Supervisory Board of Toulouse-Blagnac Airport

Director of TOTAL S.A. since 2012. Last renewal: May 29, 2015 until 2018. Independent director. Member of the Governance and Ethics

Committee.

A graduate of Institut d’Etudes Politiques de Paris and formerly a student at École Nationale d’Administration (ENA -1974), Ms. Idrac began her career holding various positions as a senior civil servant at the Ministry of Infrastructure (Ministère de l’Équipement) in the fields of environment, housing, urban planning and transportation. She served as Executive Director of the public institution in charge of the development of Cergy-Pontoise (Établissement public d’Aménagement de Cergy-Pontoise) from 1990 to 1993 and Director of land transport from 1993 to 1995. Ms. Idrac was State Secretary for Transport from May 1995 to June 1997, elected member of Parliament for Yvelines from 1997 to 2002, regional councilor for Île-de-France from 1998 to 2002 and State Secretary for Foreign Trade from March 2008 to November 2010. She also served as Chairwoman and Chief Executive Officer of RATP from 2002 to 2006 and then as Chairwoman of SNCF from 2006 to 2008.

France

Barbara Kux

Main function: Independent director.

Director of TOTAL S.A. since 2011. Last renewal: May 16, 2014 until 2017. Independent director. Member of the Governance and Ethics Committee and the Strategic Committee.

Holder of an MBA (with honors) from INSEAD in Fontainebleau, Ms. Kux joined McKinsey & Company in 1984 as a Management Consultant, where she was responsible for strategic assignments for international groups. After serving as manager for development of emerging markets at ABB and then at Nestlé between 1989 and 1999, she was appointed Executive Director of Ford in Europe from 1999 to 2003. In 2003, Ms. Kux became a member of the Executive Committee of the Philips group and, starting in 2005, was in charge of the supply chain and Sustainable Development. From 2008 to 2013, she was a member of the Executive Board of Siemens AG, a global leader in high technology present in the energy and renewable energy sector. She was responsible for Sustainable Development and the supply chain of the group. Since 2013, she has been a director of various world-class international companies and is also a member of the Advisory Board of INSEAD. In 2016, she has been appointed by the European Commission to the newly established high level Decarbonisation Pathways Panel.

Switzerland

Name	Principal Occupation or Employment	Citizenship

Gérard Lamarche

Main function: Deputy Managing Director of Groupe Bruxelles Lambert

Director of TOTAL S.A. since 2012. Last renewal: May 24, 2016 until 2019. Independent director. Chairman of the Compensation Committee and member of the Audit Committee.

Mr. Lamarche graduated in economic science from Louvain-La-Neuve University and is also a graduate of INSEAD business school (Advanced Management Program for Suez Group Executives). He also attended the Global Leadership Series training course at the Wharton International Forum in 1998-99. He started his career at Deloitte Haskins & Sells in Belgium in 1983, before becoming a consultant in mergers and acquisitions in the Netherlands in 1987. In 1988, Mr. Lamarche joined Société Générale de Belgique as an investment manager. He was promoted to the position of management controller in 1989 before becoming a consultant in strategic operations from 1992 to 1995. He joined Compagnie Financière de Suez as a project manager for the Chairman and Secretary of the Executive Committee (1995-1997), before being appointed as the acting Managing Director in charge of Planning, Management Control and Accounts. In 2000, Mr. Lamarche moved to NALCO (the American subsidiary of the Suez group and the world leader in the treatment of industrial water) as Director and Chief Executive Officer. He was appointed Chief Financial Officer of the Suez group in 2003. In April 2011, Mr. Lamarche became a director on the Board of Directors of Groupe Bruxelles Lambert (GBL). He has been the Deputy Managing Director since January 2012. Mr. Lamarche is currently a director of LafargeHolcim Ltd (Switzerland), TOTAL S.A. and SGS S.A.

Belgium

Jean Lemierre

Main function: Chairman of the Board of Directors of BNP Paribas

Director of TOTAL S.A. since 2016 until 2019. Independent director.

Mr. Lemierre is a graduate of the Institut d’études politiques de Paris and the École Nationale d’Administration; he also has a law degree. Mr. Lemierre held various positions at the French tax authority, including as Head of the fiscal legislation department and Director-General of Taxes. He was then appointed as Cabinet Director at the French Ministry of Economy and Finance before becoming Director of the French Treasury in October 1995. Between 2000 and 2008, he was President of the European Bank for Reconstruction and Development (EBRD). He became an advisor to the Chairman of BNP Paribas in 2008 and has been Chairman of BNP Paribas since December 1, 2014. During his career, Mr. Lemierre has also been a member of the European Monetary Committee (1995-1998), Chairman of the European Union Economic and Financial Committee (1999-2000) and Chairman of the Paris Club (1999-2000). He then became a member of the International Advisory Council of China Investment Corporation (CIC) and the International Advisory Council of China Development Bank (CDB). He is currently Chairman of the Centre d’Etudes Prospectives et d’Informations Internationales (CEPII), and a member of the Institute of International Finance (IIF).

France

Renata Perycz	Main function: Human Resources and Internal Communications Director of TOTAL Polska sp. z.o.o.	Poland

Name	Principal Occupation or Employment	Citizenship

Director representing employee shareholders of TOTAL S.A. since 2016 until 2019.

Ms. Perycz is a graduate of the University of Warsaw, the Ecole des Hautes Etudes Commerciales (HEC) and the SGH Warsaw School of Economics. Ms. Perycz entered the Group in 1993 as a logistics and sales manager for TOTAL Polska. In 2000, she became a supplies and logistics manager before becoming head of the subsidiary’s purchasing department in 2003. In 2007, she became TOTAL Polska sp. z.o.o.’s Human Resources and Purchasing director. Since 2013, Ms. Perycz has been the subsidiary’s Human Resources and Internal Communications director. She has also been an elected member, representing unit-holders, of the Supervisory Board of FCPE TOTAL Actionnariat International Capitalisation since 2012.

Executive Officers
Patrick Pouyanné	(see above)	(see above)
Arnaud Breuillac

President, Exploration & Production

Member of the Group’s Executive Committee.

A graduate of French engineering school Ecole Centrale de Lyon, Arnaud Breuillac joined TOTAL in 1982. He has held various positions in Exploration & Production, in France, Abu Dhabi, the United Kingdom, Indonesia and Angola, and in Refining in France. Between 2004 and 2006, he served as Vice President, Middle East Iran. In December 2006, he was appointed to Exploration & Production’s Management Committee in his role as Senior Vice President, Continental Europe and Central Asia. He became Exploration & Production’s Senior Vice President, Middle East in July 2010 and joined TOTAL’s Management Committee* on January 1, 2011. On January 1, 2014, Arnaud Breuillac was appointed as TOTAL’s President, Exploration & Production. He has been a member of the Executive Committee since October 1, 2014.

*Effective April 2, 2015, the Management Committee has been replaced by the Group Performance Management Committee.

France
Patrick de La Chevardière

Group Chief Financial Officer

Member of the Group’s Executive Committee.

Patrick de La Chevardière, born in March 1957, is a graduate of École Centrale de Paris and École des Hautes Etudes Commerciales (HEC). He joined TOTAL in 1982 and served as a drilling engineer at Exploration & Production division until 1989. He then joined the Finance Division as a Project Manager, before he was appointed Vice President, Operations and Subsidiaries in 1995. He was appointed Vice President, Asia for Refining & Marketing in 2000, Deputy Chief Financial Officer in September 2003 and a member of the Management Committee* in January 2005. Patrick de La Chevardière has been TOTAL’s Chief Financial Officer and a member of the Executive Committee since June 2008.

France

Name	Principal Occupation or Employment	Citizenship

Momar Nguer

President, Marketing & Services

Member of the Group’s Executive Committee.

Momar Nguer began his career in 1982 in Hewlett Packard France’s Finance Department. He joined TOTAL in 1984, serving in various Downstream positions. He was named Vice President, Marketing at TOTAL Sénégal in 1985 and appointed Vice President, Retail Network & Consumers of TOTAL in Africa in 1991. In 1995, Momar Nguer became Chief Executive Officer of the marketing affiliate TOTAL Cameroun and was subsequently named Chief Executive Officer of the marketing affiliate TOTAL Kenya in 1997. In 2000, he was appointed Executive Vice President, TOTAL East Africa & Indian Ocean in TOTAL’s Refining & Marketing business. From 2007 to 2011, he was Vice President, Aviation Fuel at TOTAL Refining & Marketing. Momar Nguer has been Senior Vice President, Africa and The Middle East at TOTAL Marketing & Services since December 2011. He was appointed to the Group Performance Management Committee in January 2012, and Chairman of the Group Diversity Council on August 1, 2015. As of April 15, 2016, he is appointed President Marketing & Services and member of the Executive Committee of TOTAL. Momar Nguer, 59, is a graduate of France’s ESSEC business school.

France

Bernard Pinatel

President, Refining & Chemicals

Member of the Group’s Executive Committee.

He began his career at Booz Allen & Hamilton, later joining TOTAL in 1991, where he held a number of operational positions in plants and at the headquarters of affiliates, including Hutchinson and Coates Lorilleux. He subsequently served as Chief Executive Officer France and Chief Executive Officer Europe for Bostik from 2000 to 2006, before serving as Chairman and Chief Executive Officer of Cray Valley from 2006 to 2009. He was appointed Chairman and Chief Executive Officer of Bostik in 2010. While at TOTAL, he was a member of the Group’s Management Committee from 2011 and of the Refining & Chemicals Management Committee from 2012 to 2014. In February 2015, when Bostik was acquired by Arkema, Mr. Pinatel became a member of that company’s Executive Committee, in charge of the High Performance Materials business segment. On September 1, 2016, he is joining TOTAL and is appointed President, Refining & Chemicals and a member of TOTAL’s Executive Committee. Bernard Pinatel is a graduate of École Polytechnique and Institut d’Études Politiques (IEP) in Paris, and holds an MBA from the European Institute of Business Administration (INSEAD). He is also a statistician-economist (École Nationale de la Statistique et de l’Administration Economique – ENSAE).

France

Philippe Sauquet	President, Gas, Renewables & Power, and President, Group Strategy-Innovation. Member of the Group’s Executive Committee.	France

Name	Principal Occupation or Employment	Citizenship

Philippe Sauquet began his career in 1981 as a civil engineer at the French Ministry of Infrastructure. He subsequently worked at the French Ministry of the Economy and Finance. He joined chemical company Orkem in 1988 as Vice President, Strategy before being appointed Senior Vice President, Acrylics Sales & Marketing. He moved to TOTAL in 1990 as Vice President, Anti-Corrosion Paints and was subsequently named Vice President, Chemicals Strategy. In 1997, Mr. Sauquet transferred to the Gas & Power Division, where he was successively Vice President, Americas; Vice President, International; Senior Vice President, Strategy & Renewables; Senior Vice President, Trading & Marketing, Gas & Power, based in London. He was appointed President of Gas & Power on July 1, 2012, in which capacity he also sat on the Group Management Committee. On October 29, 2014, Mr. Sauquet was named President, Refining & Chemicals and joined TOTAL’s Executive Committee. On April 15, 2016, he was also appointed Interim President, New Energies. On September 1, 2016, he is appointed President of the newly created Gas, Renewables & Power branch. He is also appointed Executive Vice President, Strategy & Innovation and member of TOTAL’s Executive Committee. Mr. Sauquet is a graduate of France’s École Polytechnique and École Nationale des Ponts et Chaussées engineering schools and of the University of California, Berkeley in the United States.

Namita Shah

President, People & Social Responsibility

Member of the Group’s Executive Committee.

Namita Shah began her career as an Associate Attorney at Shearman & Sterling, a New York law firm, where she spent eight years providing advice and supervising transactions including those involving financing of pipeline and power plant companies. She joined TOTAL S.A. in 2002 as a Legal Counsel in the E&P mergers and acquisitions team. In 2008 she joined the New Business team, where she was responsible for business development in Australia and Malaysia. She held this position until 2011, when she moved to Yangon as General Manager, TOTAL E&P Myanmar. On July 1, 2014, she was appointed Senior Vice President, Corporate Affairs, Exploration & Production. On September 1, 2016, she is appointed Executive Vice President, People & Social Responsibility and member of TOTAL’s Executive Committee. Namita Shah is a graduate of Delhi University, New Delhi and has a postgraduate degree in Law from the New York University School of Law, USA.

France

Bernadette Spinoy

Senior Vice President, HSE

Bernadette Spinoy began her career in 1985, in PetroFina’s Refining & Supply Department. In 1991, she was named Natural Gas Transmission & Marketing Manager, before moving on to Refinery Supply Coordination & Optimization in 1994. In 1996, she headed up PetroFina’s Corporate Planning Division. Three years later, she was appointed Vice President, Petrochemicals Strategy & Financial Control after TotalFina was created. In 2001, she served as Vice President, Marketing & Sales for Base Chemicals at TOTAL and in 2007, Senior Vice President, Styrenics and was

France

Name	Principal Occupation or Employment	Citizenship

also in charge of Petrochemicals Purchasing & Polymer Logistics. In 2010, she was appointed Senior Vice President, Base Chemicals and Health, Safety & Environment for Petrochemicals. In 2012, she was appointed Senior Vice President, Refining & Petrochemicals Orient. Bernadette Spinoy was appointed Senior Vice President, Industrial Safety, TOTAL in August 2014. Bernadette Spinoy has a master’s degree in business engineering from Université Catholique de Louvain (UCL) in Belgium, which she earned after completing an MBA exchange program at the Ivey Business School at the University of Western Ontario in Canada.

Ladislas Paszkiewicz

Senior Vice President, Strategy & Climate.

Ladislas Paszkiewicz joined the Group in 1985 and has spent his entire career with the company. After holding a number of tax- and finance-related positions in the Corporate Finance Division, he was appointed Vice President, Investor Relations for North America, based in New York. From 1994 to 1998, he was Head of Front Office at corporate headquarters in Paris and then moved to the Investor Relations Division, of which he was appointed Vice President in 2000. Four years later, he joined the Exploration & Production Division. In early 2005, he was named General Manager of Argentinean affiliate TOTAL Austral. In 2007, he was appointed Senior Vice President, Middle East and in 2010, Senior Vice President, Americas. In 2015, he was named Senior Vice President, Mergers & Acquisitions in the Corporate Finance Division.

France

Jacques-Emmanuel Saulnier	Senior Vice President, Corporate Communications since October 1, 2011.	France

Aurélien Hamelle

Group General Counsel

Aurélien Hamelle was at partner at the law firm Metzner Associés until April 2014 followed by Allen & Overy until March 2016. He then joined TOTAL as Senior Legal Adviser. He became Group General Counsel on January 1, 2017.

Jean-Pierre Sbraire

Group Treasurer

From January 2012 until September 2012, Jean-Pierre Sbraire was head of financial operations for E&P subsidiaries at the Group’s Finance Department. Between September 2012 and September 2016, he was Vice-President Equity Crude Acquisitions within the Crude Trading department. He was appointed Group Treasurer on October 1, 2016.

France

DIRECTORS AND EXECUTIVE OFFICERS OF TOTAL DELAWARE, INC.

Set forth below are the name and current principal occupation or employment of each director and executive officer of the TOTAL Delaware, Inc. (“TOTAL Delaware”). The business address of each of the directors and executive officers is 1201 Louisiana Street, Suite 1800, Houston, Texas 77002.

Name	Principal Occupation or Employment	Citizenship
Board of Directors

Christophe Gerondeau	Director and President of Total Delaware	France

Isabelle Kieffer	Director and Vice President of Total Delaware	France

Elizabeth Matthews	Director of Total Delaware	USA
Executive Officers

Christophe Gerondeau	(see above)	(see above)

Isabelle Kieffer	(see above)	(see above)

David Panfely	Vice President of Total Delaware	USA

Chris Latiolais	Treasurer of Total Delaware	USA

Keli Viereck	Secretary of Total Delaware	USA